

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2023

Gregory Graves
Chief Financial Officer
ENTEGRIS INC
129 Concord Road
Billerica, Massachusetts 01821

      Re: ENTEGRIS INC
          Form 10-K for the Year Ended December 31, 2022
          Form 8-K Filed February 14, 2023
          File No. 001-32598

Dear Gregory Graves:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Industrial Applications and Services